APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Operations Report
01/01/2017 08:00 am - 12/31/2017 08:00 am

SALES BY CLASS

	Raw Qty.	Raw Sales	Voids/Returns Qty.	Voids/Returns	Comps Qty.	Comps	Gross Sales	Item Disc.	Order Disc.	Net Totals
Beverage - Alcohol	2819	10913.00	20	79.00	4	16.00	10818.00	182.10	197.59	10438.31
Beverage - N/A	19702	37848.00	96	183.75	25	49.50	37614.75	1459.79	806.07	35348.89
Combo	1491	15580.95	6	62.70	2	20.90	15497.35	195.26	869.88	14432.21
Modifiers	439	439.00	6	6.00	0	0.00	433.00	31.00	6.71	395.29
Other Good Stuff	3923	12949.50	9	31.00	3	12.00	12906.50	649.37	852.01	11405.12
Pizza	58710	458062.35	392	2982.20	85	660.45	454419.70	53404.23	14663.68	386351.79
Salads	3114	18508.10	14	90.65	2	16.90	18400.55	745.29	777.89	16877.37
Total	90198	554300.90	543	3435.30	121	775.75	550089.85	56667.04	18173.83	475248.98

PAYMENTS

	Qty.	Sales	Deposits	House Accounts	Refunds	Tips	Total
Cash	9741	124592.90	0.00	0.00	1073.81	0.00	123519.09
Credit	23712	391097.88	0.00	0.00	510.87	25178.48	390587.01
American Express	885	15502.04	0.00	0.00	101.57	1041.20	15400.47
Discover	287	4532.75	0.00	0.00	11.29	255.96	4521.46
MasterCard	4011	69610.06	0.00	0.00	113.34	4591.04	69496.72
Visa	18529	301453.03	0.00	0.00	284.67	19290.28	301168.36
Other	0	0.00	0.00	0.00	0.00	0.00	0.00
Custom Payment	0	0.00	0.00	0.00	0.00	0.00	0.00
Grand Total	33453	515690.78	0.00	0.00	1584.68	25178.48	514106.10

GROSS PRODUCT SALES

Taxed Gross Sales		549973.35
Untaxed Gross Sales		116.50
Taxed Service Fee		0.00
Untaxed Service Fee		0.00
Shipping and Handling		0.00
CRV Charges (included to Sales)		0.00
	Total	550089.85

DISCOUNTS

Item Discounts		56675.49
Order Discounts		18173.83
	Total	74849.32

NET SALES

Taxed Net Sales**		475172.40
Untaxed Net Sales		68.13
	Total	475240.53

TAXES

	Sales/Fees	Total
Prevailing Tax (0.000%)	78.58	0.00
Prevailing Tax (7.750%)	190030.60	14711.59
Prevailing Tax (8.000%)	293786.12	23527.04
Tax Rounding Variance		0.00
Other Surcharge	0.00	0.00
Pass Through Fee Taxes	0.00	0.00
	Total	38238.63

LIABILITIES

CASH SUMMARY

Starting cash	600.00
Cash Payments	123519.09
Pay Ins	0.00
Pay Outs	(131.00)
Safe Drops	0.00
Total Expected Cash	123988.09
Expected Cash (from Tills)	383.00
Other	123605.09
Declared Cash	200.00
Variance	-123788.09
Expected Total Cash To Business	123388.09
Actual Total Cash To Business	-400.00
Number of No Sales (Cash Drawer Opened)	4419

CASH OFFICE SUMMARY

Declared Safe Drops	0.00
Actual Safe Drops	0.00
Variance	0.00
Safe Count	0.00
Amount to Deposit	0.00
Amount to Safe	0.00

SERVICE PERFORMANCE

Total Transactions	34671
Average Check	13.71

LABOR

Department	Hours	Wages
Project Pie	15370.25	153683.06

Chino Hills (32)

Operations Report
01/01/2018 08:00 am - 12/31/2018 08:00 am

SALES BY CLASS

	Raw Qty.	Raw Sales	Voids/Returns Qty.	Voids/Returns	Comps Qty.	Comps	Gross Sales	Item Disc.	Order Disc.	Net Totals
Beverage - Alcohol	2684	11254.99	9	36.95	1	4.00	11214.04	150.76	250.32	10812.96
Beverage - N/A	17393	34457.19	81	159.49	13	24.00	34273.70	456.45	918.95	32898.30
Combo	1101	11526.01	9	94.25	5	52.41	11379.35	402.92	1028.29	9948.14
Extra Items	1	8.45	1	8.45	0	0.00	0.00	0.00	0.00	0.00
Modifiers	2541	2541.00	11	11.00	2	2.00	2528.00	0.20	24.83	2502.97
Other Good Stuff	4033	14024.53	17	54.98	2	5.50	13964.05	532.63	2377.43	11053.99
Pizza	66605	519374.45	370	2893.31	48	366.28	516114.86	79368.04	33083.82	403663.00
Salads	3083	19658.70	16	107.23	0	0.00	19551.47	1337.81	2074.20	16139.46
Unknown Class	12	12.00	0	0.00	0	0.00	12.00	0.00	0.95	11.05
Total	97453	612857.32	514	3365.66	71	454.19	609037.47	82248.81	39758.80	487029.86

PAYMENTS

	Qty.	Sales	Deposits	House Accounts	Refunds	Tips	Total
Cash	10146	128909.60	0.00	0.00	966.11	0.00	127943.49
Credit	24215	398327.29	0.00	0.00	727.15	27490.79	397600.14
American Express	849	15018.51	0.00	0.00	32.89	1174.72	14985.62
Discover	401	5955.49	0.00	0.00	2.00	341.51	5953.49
MasterCard	4201	70577.87	0.00	0.00	119.95	5124.52	70457.92
Visa	18764	306775.42	0.00	0.00	572.31	20850.04	306203.11
Other	0	0.00	0.00	0.00	0.00	0.00	0.00
Custom Payment	0	0.00	0.00	0.00	0.00	0.00	0.00
Grand Total	34361	527236.89	0.00	0.00	1693.26	27490.79	525543.63

GROSS PRODUCT SALES

Taxed Gross Sales		608961.53
Untaxed Gross Sales		75.94
Taxed Service Fee		0.00
Untaxed Service Fee		0.00
Shipping and Handling		0.00
CRV Charges (included to Sales)		0.00
	Total	609037.47

DISCOUNTS

Item Discounts		82257.80
Order Discounts		39764.05
	Total	122021.85

NET SALES

Taxed Net Sales**		487025.86
Untaxed Net Sales		(10.24)
	Total	487015.62

TAXES

	Sales/Fees	Total
Prevailing Tax (0.000%)	4.00	0.00
Prevailing Tax (7.750%)	433932.02	33625.42
Prevailing Tax (7.750%)	57063.69	4418.52
Tax Rounding Variance		0.00
Other Surcharge	0.00	0.00
Pass Through Fee Taxes	0.00	0.00

CASH SUMMARY

Starting cash	200.00
Cash Payments	127943.49
Pay Ins	0.00
Pay Outs	(23.98)
Safe Drops	0.00
Total Expected Cash	128119.51
Expected Cash (from Tills)	-23.98
Other	128143.49
Declared Cash	0.00
Variance	-128119.51
Expected Total Cash To Business	127919.51
Actual Total Cash To Business	-200.00
Number of No Sales (Cash Drawer Opened)	5175

CASH OFFICE SUMMARY

Declared Safe Drops	0.00
Actual Safe Drops	0.00
Variance	0.00
Safe Count	0.00
Amount to Deposit	0.00
Amount to Safe	0.00

SERVICE PERFORMANCE

Total Transactions	37150
Average Check	13.11

LABOR

Chino Hills (32)

Operations Report
01/01/2019 08:00 am - 12/31/2019 08:00 am

SALES BY CLASS

	Raw Qty.	Raw Sales	Voids/Returns Qty.	Voids/Returns	Comps Qty.	Comps	Gross Sales	Item Disc.	Order Disc.	Net Totals
Beverage - Alcohol	2182	10014.10	11	51.90	0	0.00	9962.20	263.43	292.86	9405.91
Beverage - N/A	11584	24045.48	57	117.33	0	0.00	23928.15	107.47	931.16	22889.52
Combo	905	9557.45	7	74.43	0	0.00	9483.02	775.33	1083.09	7624.60
Extra Items	1	25.00	0	0.00	0	0.00	25.00	0.00	0.00	25.00
Modifiers	509	509.00	4	4.00	0	0.00	505.00	0.00	10.35	494.65
Other Good Stuff	2943	10857.63	19	60.47	0	0.00	10797.16	437.94	2355.73	8003.49
Pizza	52904	412144.99	284	2209.47	0	0.00	409935.52	28346.37	39120.10	342469.05
Salads	2244	15625.56	10	65.90	0	0.00	15559.66	1113.94	1825.75	12619.97
Unknown Class	367	1030.42	2	6.00	0	0.00	1024.42	11.00	87.23	926.19
Total	73639	483809.63	394	2589.50	0	0.00	481220.13	31055.48	45706.26	404458.39

PAYMENTS

	Qty.	Sales	Deposits	House Accounts	Refunds	Tips	Total
Cash	6749	95396.61	0.00	0.00	563.01	0.00	94833.60
Credit	19382	342154.54	0.00	0.00	709.04	23806.94	341445.50
American Express	687	12395.43	0.00	0.00	38.74	1013.94	12356.69
Discover	271	4496.94	0.00	0.00	0.00	251.18	4496.94
MasterCard	3354	62203.43	0.00	0.00	162.37	4567.98	62041.06
Other Credit	1	16.14	0.00	0.00	0.00	1.80	16.14
Visa	15069	263042.60	0.00	0.00	507.93	17972.04	262534.67
Other	0	0.00	0.00	0.00	0.00	0.00	0.00
Custom Payment	0	0.00	0.00	0.00	0.00	0.00	0.00
Grand Total	26131	437551.15	0.00	0.00	1272.05	23806.94	436279.10

GROSS PRODUCT SALES

Taxed Gross Sales		480116.22
Untaxed Gross Sales		1103.91
Taxed Service Fee		0.00
Untaxed Service Fee		0.00
Shipping and Handling		0.00
CRV Charges (included to Sales)		0.00
	Total	481220.13

DISCOUNTS

Item Discounts		31055.48
Order Discounts		45706.66
	Total	76762.14

NET SALES

Taxed Net Sales**		403507.11
Untaxed Net Sales		950.88
	Total	404457.99

TAXES

	Sales/Fees	Total
Prevailing Tax (0.000%)	56.24	0.00
Prevailing Tax (7.750%)	407856.45	31621.17

CASH SUMMARY

Starting cash	0.00
Cash Payments	94833.60
Pay Ins	0.00
Pay Outs	(129.00)
Safe Drops	0.00
Total Expected Cash	94704.60
Expected Cash (from Tills)	0.00
Other	94704.60
Declared Cash	0.00
Variance	-94704.60
Expected Total Cash To Business	94704.60
Actual Total Cash To Business	0.00
Number of No Sales (Cash Drawer Opened)	3273

CASH OFFICE SUMMARY

Declared Safe Drops	0.00
Actual Safe Drops	0.00
Variance	0.00
Safe Count	0.00
Amount to Deposit	0.00
Amount to Safe	0.00

SERVICE PERFORMANCE

Chino Hills (32)

Operations Report
01/01/2020 08:00 am - 01/31/2020 08:00 am

SALES BY CLASS

	Raw Qty.	Raw Sales	Voids/Returns Qty.	Voids/Returns	Comps Qty.	Comps	Gross Sales	Item Disc.	Order Disc.	Net Totals
Beverage - Alcohol	116	576.85	1	4.99	0	0.00	571.86	17.43	8.34	546.09
Beverage - N/A	716	1483.10	3	6.57	0	0.00	1476.53	4.38	55.92	1416.23
Build	68	543.32	0	0.00	0	0.00	543.32	43.91	28.16	471.25
Combo	43	537.07	0	0.00	0	0.00	537.07	168.61	83.67	284.79
Modifiers	8	8.00	0	0.00	0	0.00	8.00	0.00	0.00	8.00
Other Good Stuff	182	786.61	0	0.00	0	0.00	786.61	48.61	231.95	506.05
Pizza	3015	25621.94	14	124.96	0	0.00	25496.98	1081.10	2468.98	21946.90
Salads	138	1040.62	0	0.00	0	0.00	1040.62	20.44	111.15	909.03
Unknown Class	374	1099.49	3	8.97	0	0.00	1090.52	23.13	131.29	936.10
Total	4660	31697.00	21	145.49	0	0.00	31551.51	1407.61	3119.46	27024.44

PAYMENTS

	Qty.	Sales	Deposits	House Accounts	Refunds	Tips	Total
Cash	445	6577.73	0.00	0.00	0.00	0.00	6577.73
Credit	1226	22538.84	0.00	0.00	0.00	1627.82	22538.84
American Express	41	886.19	0.00	0.00	0.00	70.34	886.19
Discover	12	211.24	0.00	0.00	0.00	10.64	211.24
MasterCard	202	3972.30	0.00	0.00	0.00	267.89	3972.30
Visa	971	17469.11	0.00	0.00	0.00	1278.95	17469.11
Other	0	0.00	0.00	0.00	0.00	0.00	0.00
Custom Payment	0	0.00	0.00	0.00	0.00	0.00	0.00
Grand Total	1671	29116.57	0.00	0.00	0.00	1627.82	29116.57

GROSS PRODUCT SALES

Taxed Gross Sales		31175.02
Untaxed Gross Sales		376.49
Taxed Service Fee		0.00
Untaxed Service Fee		0.00
Shipping and Handling		0.00
CRV Charges (included to Sales)		0.00
	Total	31551.51

DISCOUNTS

Item Discounts		1407.61
Order Discounts		3119.46
	Total	4527.07

NET SALES

Taxed Net Sales**		26716.93
Untaxed Net Sales		307.51
	Total	27024.44

TAXES

	Sales/Fees	Total
Prevailing Tax (0.000%)	0.00	0.00
Prevailing Tax (7.750%)	26981.45	2092.13

CASH SUMMARY

Starting cash	0.00
Cash Payments	6577.73
Pay Ins	0.00
Pay Outs	(0.00)
Safe Drops	0.00
Total Expected Cash	6577.73
Expected Cash (from Tills)	0.00
Other	6577.73
Declared Cash	0.00
Variance	-6577.73
Expected Total Cash To Business	6577.73
Actual Total Cash To Business	0.00
Number of No Sales (Cash Drawer Opened)	125

CASH OFFICE SUMMARY

Declared Safe Drops	0.00
Actual Safe Drops	0.00
Variance	0.00
Safe Count	0.00
Amount to Deposit	0.00
Amount to Safe	0.00

SERVICE PERFORMANCE

Chino Hills (32)

Operations Report
02/01/2020 08:00 am - 02/29/2020 08:00 am

SALES BY CLASS

	Raw Qty.	Raw Sales	Voids/Returns Qty.	Voids/Returns	Comps Qty.	Comps	Gross Sales	Item Disc.	Order Disc.	Net Totals
Beverage - Alcohol	132	655.20	0	0.00	0	0.00	655.20	7.47	10.84	636.89
Beverage - N/A	667	1476.35	0	0.00	0	0.00	1476.35	4.51	58.25	1413.59
Build	123	982.77	0	0.00	0	0.00	982.77	7.98	16.10	958.69
Combo	37	462.13	0	0.00	0	0.00	462.13	6.24	59.63	396.26
Modifiers	24	24.00	0	0.00	0	0.00	24.00	0.00	0.27	23.73
Other Good Stuff	137	693.67	0	0.00	0	0.00	693.67	40.37	203.32	449.98
Pizza	2901	24428.64	15	109.48	0	0.00	24319.16	956.67	2853.17	20509.32
Salads	89	690.11	0	0.00	0	0.00	690.11	8.49	90.43	591.19
Unknown Class	376	1195.85	3	17.97	0	0.00	1177.88	25.93	113.28	1038.67
Total	4486	30608.72	18	127.45	0	0.00	30481.27	1057.66	3405.29	26018.32

PAYMENTS

	Qty.	Sales	Deposits	House Accounts	Refunds	Tips	Total
Cash	428	6486.87	0.00	0.00	0.00	0.00	6486.87
Credit	1194	21580.88	0.00	0.00	0.00	1537.31	21580.88
American Express	38	658.26	0.00	0.00	0.00	52.49	658.26
Discover	15	247.29	0.00	0.00	0.00	10.57	247.29
MasterCard	212	3961.41	0.00	0.00	0.00	296.50	3961.41
Visa	929	16713.92	0.00	0.00	0.00	1177.75	16713.92
Other	0	0.00	0.00	0.00	0.00	0.00	0.00
Custom Payment	0	0.00	0.00	0.00	0.00	0.00	0.00
Grand Total	1622	28067.75	0.00	0.00	0.00	1537.31	28067.75

GROSS PRODUCT SALES

Taxed Gross Sales	30479.27
Untaxed Gross Sales	2.00
Taxed Service Fee	0.00
Untaxed Service Fee	0.00
Shipping and Handling	0.00
CRV Charges (included to Sales)	0.00
Total	30481.27

DISCOUNTS

Item Discounts	1057.66
Order Discounts	3405.29
Total	4462.95

NET SALES

Taxed Net Sales**	26016.32
Untaxed Net Sales	2.00
Total	26018.32

TAXES

	Sales/Fees	Total
Prevailing Tax (7.750%)	26435.91	2049.43
Untaxed (0.000%)	2.00	0.00

CASH SUMMARY

Starting cash	0.00
Cash Payments	6486.87
Pay Ins	0.00
Pay Outs	(0.00)
Safe Drops	0.00
Total Expected Cash	6486.87
Expected Cash (from Tills)	0.00
Other	6486.87
Declared Cash	0.00
Variance	-6486.87
Expected Total Cash To Business	6486.87
Actual Total Cash To Business	0.00
Number of No Sales (Cash Drawer Opened)	110

CASH OFFICE SUMMARY

Declared Safe Drops	0.00
Actual Safe Drops	0.00
Variance	0.00
Safe Count	0.00
Amount to Deposit	0.00
Amount to Safe	0.00

SERVICE PERFORMANCE

Operations Report
03/01/2020 08:00 am - 03/31/2020 08:00 am



SALES BY CLASS

	Raw Qty.	Raw Sales	Voids/Returns Qty.	Voids/Returns	Comps Qty.	Comps	Gross Sales	Item Disc.	Order Disc.	Net Totals
Beverage - Alcohol	65	324.11	0	0.00	0	0.00	324.11	2.49	14.98	306.64
Beverage - N/A	341	796.75	2	4.78	0	0.00	791.97	4.77	27.76	759.44
Build	52	415.48	0	0.00	0	0.00	415.48	7.98	6.56	400.94
Combo	24	299.76	0	0.00	0	0.00	299.76	12.48	36.84	250.44
Modifiers	10	10.00	0	0.00	0	0.00	10.00	0.00	0.00	10.00
Other Good Stuff	110	618.43	0	0.00	0	0.00	618.43	34.88	198.50	385.05
Pizza	2045	17108.20	2	17.98	0	0.00	17090.22	591.32	2146.82	14352.08
Salads	72	561.28	1	8.99	0	0.00	552.29	0.00	135.73	416.56
Unknown Class	226	673.75	3	8.97	0	0.00	664.78	1.49	87.63	575.66
Total	2945	20807.76	8	40.72	0	0.00	20767.04	655.41	2654.82	17456.81

PAYMENTS

	Qty.	Sales	Deposits	House Accounts	Refunds	Tips	Total
Cash	266	4107.11	0.00	0.00	3.53	0.00	4103.58
Credit	795	14705.40	0.00	0.00	0.00	1089.38	14705.40
American Express	16	324.83	0.00	0.00	0.00	17.62	324.83
Discover	7	114.63	0.00	0.00	0.00	5.28	114.63
MasterCard	160	2839.28	0.00	0.00	0.00	237.60	2839.28
Visa	612	11426.66	0.00	0.00	0.00	828.88	11426.66
Other	0	0.00	0.00	0.00	0.00	0.00	0.00
Custom Payment	0	0.00	0.00	0.00	0.00	0.00	0.00
Grand Total	1061	18812.51	0.00	0.00	3.53	1089.38	18808.98

GROSS PRODUCT SALES

Taxed Gross Sales	20759.56
Untaxed Gross Sales	7.48
Taxed Service Fee	0.00
Untaxed Service Fee	0.00
Shipping and Handling	0.00
CRV Charges (included to Sales)	0.00
Total	20767.04

DISCOUNTS

Item Discounts	664.40
Order Discounts	2654.82
Total	3319.22

NET SALES

Taxed Net Sales**	17440.46
Untaxed Net Sales	7.36
Total	17447.82

TAXES

	Sales/Fees	Total
Prevailing Tax (0.000%)	5.98	0.00
Prevailing Tax (7.750%)	17640.77	1367.62

CASH SUMMARY

Starting cash	0.00
Cash Payments	4103.58
Pay Ins	0.00
Pay Outs	(0.00)
Safe Drops	0.00
Total Expected Cash	4103.58
Expected Cash (from Tills)	0.00
Other	4103.58
Declared Cash	0.00
Variance	-4103.58
Expected Total Cash To Business	4103.58
Actual Total Cash To Business	0.00
Number of No Sales (Cash Drawer Opened)	116

CASH OFFICE SUMMARY

Declared Safe Drops	0.00
Actual Safe Drops	0.00
Variance	0.00
Safe Count	0.00
Amount to Deposit	0.00
Amount to Safe	0.00

SERVICE PERFORMANCE

Accounting Overview

Aug 1 - Aug 31, 2020

Selected Locations:
Project Pie - Chino Hills

Sales Summary	Revenue Centers	Dining Options	Discounts	Taxes	Payment Summary	Service Charge

Top Numbers

Net Sales	Discounts	Gross Sales	Taxes	Auto Gratuity	Tips	Refunds
$17,492.54	$856.71	$18,349.25	$1,342.83	$0.00	$1,332.94	$0.00

Sales Categories

Type	Item Qty	Net Sales	Discounts	Gross Sales	Taxes	% Qty
No Sales Category	2,338	$17,492.54	$856.71	$18,349.25	$1,342.83	100.00%
Grand Total	**2,338**	**$17,492.54**	**$856.71**	**$18,349.25**	**$1,342.83**	-

Deferred Sales

Type	Item Qty	Net Sales	Discounts
Grand Total	**0**	**$0.00**	**$0.00**

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Accounting Overview

Sep 1 - Sep 30, 2020

Selected Locations:
Project Pie - Chino Hills

Sales Summary | Revenue Centers | Dining Options | Discounts | Taxes | Payment Summary | Service Charge

Top Numbers

Net Sales	Discounts	Gross Sales	Taxes	Auto Gratuity	Tips	Refunds
$23,903.46	$2,599.31	$26,502.77	$1,846.82	$12.97	$1,478.02	$0.00

Sales Categories

Type	Item Qty	Net Sales	Discounts	Gross Sales	Taxes	% Qty
Food & Beverage Sales	1,951	$14,706.67	$1,737.25	$16,443.92	$1,135.83	61.62%
No Sales Category	1,215	$9,196.79	$862.06	$10,058.85	$710.99	38.38%
Grand Total	**3,166**	**$23,903.46**	**$2,599.31**	**$26,502.77**	**$1,846.82**	**-**

Deferred Sales

Type	Item Qty	Net Sales	Discounts
Grand Total	**0**	**$0.00**	**$0.00**

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Accounting Overview

📅 Oct 1 - Oct 18, 2020

Selected Locations:
Project Pie - Chino Hills

Sales Summary	Revenue Centers	Dining Options	Discounts	Taxes	Payment Summary	Service Charge

Top Numbers

Net Sales	Discounts	Gross Sales ⑦	Taxes	Auto Gratuity	Tips	Refunds
$13,665.92	$1,724.37	$15,390.29	$1,055.82	$19.96	$853.75	$0.00

Sales Categories

Type	Item Qty	Net Sales	Discounts	Gross Sales ⑦	Taxes	% Qty
Food & Beverage Sales	1,846	$13,665.92	$1,724.37	$15,390.29	$1,055.82	100.00%
Grand Total	**1,846**	**$13,665.92**	**$1,724.37**	**$15,390.29**	**$1,055.82**	-

Deferred Sales

Type	Item Qty	Net Sales	Discounts
Grand Total	**0**	**$0.00**	**$0.00**

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I, Steven Welser, certify that:

1. The financial statements of Welserv Industries, Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Welserv Industries, Inc has not been included in this Form as Welserv Industries, Inc was formed on 08/11/2020 and has not filed a tax return to date.

Signature   *Steven Welser*

Name: Steven Welser

Title: CEO